Exhibit 2.1

LLC MEMBERSHIP INTEREST PURCHASE AGREEMENT

THIS LLC MEMBERSHIP INTEREST PURCHASE AGREEMENT (“Agreement”) is made by and between DezCon, LLC, a Wisconsin limited liability company (“Buyer”) and Renaissance Learning, Inc. f/k/a Advantage Learning Systems, Inc., a Wisconsin corporation (“Seller”), effective as of the 1st day of November, 2005.

WHEREAS, the Buyer is the owner of a thirty percent (30%) membership interest in Athena Holdings,  LLC, a Wisconsin limited liability company (the “LLC”); and

WHEREAS, the Seller is the owner of a seventy percent (70%) membership interest (“Seller’s Interest”) in the LLC; and

WHEREAS, the LLC owns that certain parcel of real estate consisting of land and a commercial building located at 910 Deming Way, Madison, WI, more particularly described as Lot 23, Old Sauk Trails Park, First Addition, in the City of Madison, Dane County, Wisconsin (the “Property”); and

WHEREAS, the LLC has borrowed Seven Million and no/100 Dollars ($7,000,000.00) from Seller (the “Loan”), and the Loan is (i) evidenced by a mortgage note dated December 17, 1998 (“Mortgage Note”) and (ii) secured by a mortgage on the Property; and

WHEREAS, the Seller desires to sell Seller’s Interest in the LLC to the Buyer, and the Buyer desires to purchase Seller’s Interest in the LLC; and

NOW, THEREFORE, in consideration of the mutual promises herein contained and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1.

Sale of Membership Interest.  At Closing, Seller will sell Seller’s Interest to Buyer and the Buyer will purchase Seller’s Interest from the Seller for the purchase price set forth in Section 2 below.  Transfer of Seller’s Interest shall be evidenced by an assignment in the form attached hereto as Exhibit A.

2.

Purchase Price.  The total purchase price to be paid by Buyer to Seller for the Seller’s Interest at Closing shall be One Million Four Hundred Seventy-Five Thousand and no/100 Dollars ($1,475,000.00) (the “Purchase Price”).

3.

Distribution of LLC’s Cash Account.  At Closing, the LLC shall distribute to Seller a portion of the LLC’s cash accounts (“Cash Account”) as determined under this Section 3.  The amount of the Cash Account to be distributed to Seller shall be seventy percent (70%) of the balance of the Cash Account net of the Reserve (as defined below), and net of amounts required to relieve all liabilities (except the Mortgage Note to Seller) that arose prior to Closing, including accounts payable for goods or services furnished to the LLC prior to Closing.  Said seventy percent (70%) of the balance of the Cash Account net of the Reserve and net of liabilities shall be disbursed to Seller at Closing.  A reserve of Ten Thousand and no/100 Dollars ($10,000.00) (the “Reserve”) shall be withheld from the Cash Account for unknown liabilities that arose prior to Closing

(“Unknown Liabilities”) when calculating the portion of the Cash Account to be distributed to Seller at Closing.  No later than January 31, 2006, the LLC shall prepare an accounting detailing seventy percent (70%) of the Unknown Liabilities (except the Mortgage Note to Seller) that arose prior to Closing and apply the required Reserve funds.  On or before January 31, 2006, Buyer shall (i) cause the LLC’s books to be closed effective as of Closing, (ii) cause final income tax returns to be prepared and filed and (iii) cause Unknown Liabilities to be paid.  Thereafter, seventy percent (70%) of the remaining funds in the Reserve as of January 31, 2006, shall be paid to Seller.  In the event the Reserve is insufficient to cover Seller’s seventy percent (70%) share of any Unknown Liabilities that are incurred by the LLC prior to the Closing date, whether such shortfall becomes known before or after January 31, 2006, Seller shall reimburse the LLC for Seller’s seventy percent (70%) share of such liability within five (5) days of the LCC providing Seller with written notice of such liability together with reasonable evidence of such liability.  However, notwithstanding anything to the contrary herein contained, the amount for which Seller shall be required to reimburse the LLC under this Section 3 shall not exceed the sum of the Purchase Price plus Seller’s share of the Cash Account as may have been distributed to Seller under this Section 3.  In addition to the seventy percent (70%) payment otherwise provided for in this Section 3, at Closing the LLC shall pay Seller an intercompany payable in an amount equal to $177,961.00.

4.

Lease of Space in Property.  This purchase of Seller’s Interest under this Agreement is contingent upon Seller and the LLC entering into a lease with Seller as tenant for approximately eight thousand (8,000) square feet to be located on the third floor of the Property for an initial five year term in the form attached hereto as Exhibit B.  Upon entering into a lease under this Section 4, Seller shall be released from its current lease with the LLC.

5.

Modification of Note.  The LLC has given the Mortgage Note in the principal sum of Seven Million and no/100 Dollars ($7,000,000) dated December 17, 1998 to Seller.  The parties’ obligations under this Agreement are contingent upon modifying that Mortgage Note to provide for a maturity date of December 31, 2008, and include a provision in said Mortgage Note permitting prepayment at any time without penalty under a Modification Agreement in the form attached hereto as Exhibit C.

6.

Closing.  The consummation of the transactions contemplated by this Agreement shall take place at the Buyer’s office at 901 Deming Way, Madison, Wisconsin, or such other place as the parties may agree on or before November 1, 2005 at 1:30 p.m. (“Closing”), or at such other time or date as the parties may agree.

7.

Waiver and Consent.  Buyer and Seller, being all members of the LLC, hereby consent to the transfer of Seller’s Interest under this Agreement and waive any restrictions on transfer that may exists under the LLC’s Operating Agreement.

8.

Representations and Warranties of Seller.  The Seller represents and warrants as to its ownership Interests the following:

(a)

Seller has the full power and right to enter into this Agreement and to consummate the sale of the Interest to Buyer.

(b)

The Interest is free and clear of any option, commitment, lien or other encumbrance, executed by, among others, the parties hereto.

  9.

Amendments.  This Agreement may not be amended or modified except in writing signed by the parties.

10.

Entire Agreement.  This Agreement contains the entire understanding of the parties and supersedes any prior understandings and agreements, written or oral, respecting the subjects discussed herein.

11.

Governing Law.  This Agreement shall be governed by the laws of the State of Wisconsin.

12.

Successors and Assigns.  This Agreement shall be binding on and inure to the benefit of the parties, their respective successors and assigns.

13.

Counterparts.  This Agreement may be executed in counterparts, each of which, when executed, shall be deemed an original.

14.

Authority.  Each party warrants that it has the authority to enter into this Agreement and that the person signing on its behalf, if any, is duly authorized to do so.

15.

Facsimile Signatures.  Signatures transmitted by facsimile shall be deemed original signatures for all purposes.

IN WITNESS WHEREOF, the parties herein have executed this Agreement the day and year first above written.

SELLER:  RENAISSANCE LEARNING, INC.

BUYER:  DEZCON, LLC

By:  /s/ Steven A. Schmidt

By:  /s/ James M. Pientka

Name:  Steven A. Schmidt

Name:  James M. Pientka

Title:  Executive Vice President

Title:  Executive Vice President

3